    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 1999

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             CONEXANT SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                      DELAWARE                                            25-1799439
          (STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                               4311 Jamboree Road
                      Newport Beach, California 92660-3095
                                 (949) 483-4600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                DWIGHT W. DECKER
                      Chairman and Chief Executive Officer
                             Conexant Systems, Inc.
                               4311 Jamboree Road
                      Newport Beach, California 92660-3095
                                 (949) 483-4600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              DENNIS E. O'REILLY, ESQ.                              PETER R. KOLYER, ESQ.
               Senior Vice President,                               Chadbourne & Parke LLP
           General Counsel and Secretary                             30 Rockefeller Plaza
               Conexant Systems, Inc.                              New York, New York 10112
                 4311 Jamboree Road                                     (212) 408-5100
        Newport Beach, California 92660-3095
                   (949) 483-4600

                            ------------------------
      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:  From
time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [ ]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
------------------
      If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
------------------
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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
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                                                                   PROPOSED MAXIMUM       PROPOSED MAXIMUM         AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES         AMOUNT TO BE           OFFERING PRICE       AGGREGATE OFFERING      REGISTRATION
           TO BE REGISTERED                   REGISTERED             PER UNIT(1)             PRICE (1)                FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1 per share
(including the associated Preferred
Share Purchase Rights).................    12,000,000 shares           $14.125              $169,500,000            $47,121
---------------------------------------------------------------------------------------------------------------------------------
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

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act based upon the average of the high and low "when-issued" trading prices for the Common Stock on December 28, 1998, as reported on The Nasdaq Stock Market, Inc. National Market System.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. CONEXANT MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION -- DATED JANUARY 4, 1999
PROSPECTUS

                             CONEXANT SYSTEMS, INC.
                             1998 STOCK OPTION PLAN
                            ------------------------

                      COMMON STOCK, PAR VALUE $1 PER SHARE
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

       The [12,000,000] shares of common stock offered by this prospectus may be acquired by you as a participant in the Conexant Systems, Inc. 1998 Stock Option Plan upon the exercise of options to purchase shares of Conexant's common stock held by you in accordance with the terms of the Plan and your option agreement. Any proceeds received by Conexant from the exercise of the stock options covered by the Plan will be used for general corporate purposes.

       This prospectus may also be used by certain officers and directors of Conexant, and their permitted transferees, who may be deemed to be "affiliates" of Conexant under certain provisions of the Securities Act of 1933, to offer and sell shares of common stock acquired upon the exercise of stock options under the Plan. These selling shareowners may sell these shares from time to time at various prices and through a number of methods, including through brokers or dealers who may receive compensation in the form of commissions, discounts or other concessions. Conexant will pay the expenses relating to this prospectus, but will not receive any of the proceeds from sales by the selling shareowners. The number of shares to be sold, the names of the selling shareowners and any other relevant information concerning a particular offering will be included in a supplement to this prospectus.

       An associated preferred share purchase right is included with each share of common stock issued under the Plan.

       The common stock and associated preferred share purchase rights are listed on The Nasdaq Stock Market, Inc. National Market System under the trading symbol "CNXT".
                            ------------------------

       INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                           , 1999

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR
TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
INFORMATION THAT IS DIFFERENT.

       THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF THE DATE IT
WAS FILED. YOU SHOULD BE AWARE THAT SOME OF THIS INFORMATION MAY HAVE CHANGED BY
THE TIME THIS DOCUMENT IS DELIVERED TO YOU.
                            ------------------------
                               TABLE OF CONTENTS

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                                                              PAGE
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
Available Information.......................................     2
Documents Incorporated By Reference.........................     3
Summary.....................................................     4
Risk Factors................................................     5
Use of Proceeds.............................................    23
Determination of Option Exercise Prices.....................    23
The Plan....................................................    24
Tax Consequences............................................    29
Selling Shareowners.........................................    32
Experts.....................................................    33
Legal Matters...............................................    33

                            ------------------------
                             AVAILABLE INFORMATION

       In accordance with the Securities Act of 1933, as amended (the "Securities Act"), Conexant Systems, Inc. (the "Company" or "Conexant") filed a registration statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"), relating to its common stock (including the associated preferred share purchase rights, collectively, the "Company Common Stock"). This prospectus does not contain all of the information included in the Registration Statement and its attached exhibits. You may read and obtain copies of the Registration Statement and any amendments to it, including its exhibits, as described below.

       In accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company files reports, proxy and information statements and other information with the Commission. You may read and copy these reports, proxy and information statements and other information that the Company files, including the Registration Statement and its attached exhibits, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission (http://www.sec.gov). The Company's Internet site is http://www.conexant.com.

       You also may inspect reports, proxy statements and other information about the Company at the offices of The Nasdaq Stock Market, Inc. National Market System ("Nasdaq"), 1735 K Street, N.W., Washington, D.C. 20006-1500.

                      DOCUMENTS INCORPORATED BY REFERENCE

       The Company has filed with the Commission a Registration Statement on Form 10, as amended (File Number 000-24923), pursuant to Section 12(g) of the Exchange Act (the "Form 10"). For a description of the Company Common Stock, see "Description of Company Capital Stock" at pages 78-88 of the Information Statement contained in the Form 10, which is incorporated by reference in this prospectus.

       All of the documents that we file in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering of Company Common Stock will be deemed to be incorporated by reference in this prospectus as of the date such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus and the Registration Statement to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not constitute a part of this prospectus or the Registration Statement, except as so modified or superseded.

       Upon written or oral request, the Company will provide you with a copy of any of the incorporated documents without charge (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). You may submit a request for this material to Dennis E. O'Reilly, Esq., Senior Vice President, General Counsel and Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                                    SUMMARY

THE COMPANY

       The Company is the world's largest company focused exclusively on providing semiconductor products for communications electronics. With over 30 years of experience in developing analog modem technology, the Company utilizes its expertise in mixed-signal processing and communications technology to deliver semiconductor products for a broad range of communications applications. In addition to its semiconductor integrated circuit products, the Company's system-level solutions integrate signal processing algorithms, communication protocols and applications software.

       On December 31, 1998, the Company became an independent, publicly-held company by means of the distribution (the "Distribution") of all the outstanding shares of Company Common Stock to shareowners of Rockwell International Corporation ("Rockwell") at the rate of one share of Company Common Stock for every two shares of Rockwell common stock ("Rockwell Common Stock"). Prior to the Distribution, the Company was a wholly-owned subsidiary of Rockwell and, together with certain other subsidiaries of Rockwell, operated Rockwell's Semiconductor Systems business.

THE OFFERINGS

       As a result of the Distribution, some or all of your options to purchase shares of Rockwell Common Stock were adjusted so that you now hold options to purchase shares of Company Common Stock ("Company Options"). The Company has assumed Rockwell's obligations for the Company Options and has implemented the Conexant Systems, Inc. 1998 Stock Option Plan (the "Plan") to govern the terms of the Company Options.

       As a Company Option holder you are entitled to purchase shares of Company Common Stock, subject to the provisions of the Plan and your option agreement.
The exercise prices for the Company Options range from [           ] to
[           ] per share of Company Common Stock. A total of [12 million] shares of Company Common Stock, subject to adjustment, may be purchased upon the exercise of Company Options covered by the Plan.

       This prospectus also relates to offers and sales by certain officers and directors of the Company, and their permitted transferees (collectively, the "Selling Shareowners"), who may be deemed to be "affiliates" of Conexant, as defined in Rule 405 under the Securities Act, of shares of Company Common Stock they may acquire upon the exercise of Company Options.

       The Company's principal executive offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949)483-4600).

                                  RISK FACTORS

       YOU SHOULD CAREFULLY CONSIDER AND EVALUATE ALL OF THE INFORMATION IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS LISTED BELOW. ANY OF THESE RISK FACTORS COULD MATERIALLY AND ADVERSELY AFFECT THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WHICH IN TURN COULD MATERIALLY AND ADVERSELY AFFECT THE PRICE OF COMPANY COMMON STOCK.

       In addition to historical information, this prospectus contains statements relating to the Company's future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995.

       Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those set forth below and those detailed from time to time in our filings with the Commission:

       - global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to the Company's and its customers' products;
       - demand for and market acceptance of new and existing products;
       - successful development of new products;
       - timing of new product introductions;
       - availability and extent of use of manufacturing capacity;
       - price erosion;
       - other competitive factors;
       - changes in product mix;
       - fluctuations in manufacturing yields;
       - product obsolescence;
       - the Company's ability to develop and implement new technologies and to obtain protection of the related intellectual property;
       - a modest increase in unit demand and a return to the historical pattern of price erosion in the PC modem market, as well as the successful implementation of the Company's diversification strategy and restructuring plan;
       - labor relations of the Company, its customers and suppliers;
       - competitive product and pricing pressures;
       - timely completion of Year 2000 modifications by the Company and its key suppliers and customers;
       - uncertainties of litigation; and
       - other risks and uncertainties.

RECENT AND ANTICIPATED FUTURE LOSSES

       The Company experienced rapid growth in sales and operating earnings during the five fiscal years ended September 30, 1996. However, in fiscal 1997 sales declined $58 million, or four percent, to $1,412 million and operating earnings declined $119 million, or 38 percent, to $197 million, before acquisition-related charges in both fiscal 1996 and 1997. Moreover, for the fiscal year ended September 30, 1998 the Company had sales of $1,200 million and incurred an operating loss of $444 million.

       In September 1998, the Company announced a comprehensive plan to restructure its business to position the Company for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $90 million after tax and includes workforce reductions, facility closures and other actions. The Company's fiscal 1998 full-year net loss after tax was $262 million, including (1) inventory write-offs of $66 million, (2) a charge for intellectual property matters of $43 million and (3) the fourth quarter special charges. The Company anticipates a pre-tax loss of approximately $80 million in the first quarter of fiscal 1999. This operating loss is expected to include approximately $20 million related to the voluntary early retirement program offered by the Company in September 1998, higher advertising costs related to the introduction of the Company's new corporate name and logo and higher operating costs related to residual effects of excess manufacturing capacity in the last four months of fiscal 1998. The Company, however, cannot assure you whether or when it will return to profitability or whether it will be able to sustain such profitability, if achieved.

DECLINING CONTRIBUTION OF ANALOG PC MODEM BUSINESS

       The Company is the world's leading supplier of analog PC modem chipsets for personal computing applications. However, revenues and gross margin from sales of these products, which make up most of the Company's Personal Computing platform, have recently declined, most particularly in fiscal 1998. This decline is attributable to, among other factors, intense competitive price pressures as modem chipset suppliers aggressively compete for market share. Other material factors contributing to the decline in gross margin from sales of analog PC modem products include slower than planned implementation of cost reduction programs, including the transition from .35 micron to .25 micron process technologies (which would enable the Company to produce lower-cost products) and excess capacity in the Company's wafer fabrication facilities. Revenues of the Company's Personal Computing platform declined from $1,173 million (approximately 80 percent of sales) in fiscal 1996 to $640 million (approximately 53 percent of sales) in fiscal 1998. Revenues and margins from sales of analog PC modem products are expected to decline even further as unit growth in the markets for these products is not anticipated to offset continued price erosion.

       In the past year, as a result of the significant price erosion for PCs, driven to a significant extent by the market demand for sub-$1,000 PCs, PC original equipment manufacturers ("OEMs") are demanding less expensive modem devices, which has placed significant pricing pressure on the Company's traditional hardware-based modem chipset products. The Company's inability to offset further declines in the analog PC modem business with revenues and gross margin from sales of other products would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON TIMELY SUCCESS OF EXPANSION PLATFORMS

       In 1995, the Company began to diversify its business and expand into the following selected related product platforms:

       - Personal Imaging;
       - Wireless Communications;
       - Digital Infotainment; and
       - Network Access.

       These platforms offered higher growth prospects than the Company's analog PC modem business. The Company's future financial performance and overall success, particularly in the long term, will depend largely on two factors:

       - first, the rate of sales growth and margin contribution of the Company's expansion platforms; and
       - second, whether these platforms will increase their financial contribution to the Company's financial performance sufficiently and soon enough to offset the anticipated continued declining financial contribution of the Company's analog PC modem chipset products.

       There are numerous risks inherent in the Company's diversification and expansion strategy, many of which are beyond the Company's control. In certain of its expansion platforms, the Company currently has minimal market presence relative to other more established competitors. Moreover, the Company's success with its expansion platforms will depend, in part, on the ability of the Company's customers to develop new and enhanced products and to successfully market such products to end users. The Company cannot assure you that it will succeed in its diversification and expansion program. Its failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

       The markets for the Company's products are generally characterized by (1) rapid technological developments, (2) evolving industry standards, (3) changes in customer requirements, (4) frequent new product introductions and enhancements and (5) short product life cycles with declining prices over the life cycle of the product. A faster than anticipated change in one or more of the technologies related to its products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology, could result in a faster than anticipated obsolescence of the Company's products. Such an event could have a material adverse effect on the Company's business, financial condition and results of operations. Currently accepted industry standards are also subject to change and may potentially contribute to the obsolescence of the Company's products.

       For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems. These software modems require fewer semiconductor components than the Company's traditional modem chipsets. As a result, these devices may render obsolete the traditional hardware upgrade path for the Company's modem products.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT AND PRODUCT COST REDUCTIONS

       The Company's operating results will depend largely on its ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others, (1) the Company's ability to anticipate customer and market requirements and changes in technology and industry standards, (2) accurate new product definition, (3) timely completion and introduction, (4) differentiation from offerings of the Company's competitors and (5) market acceptance.

       Furthermore, the Company is required to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon its expectations of future market growth. The Company cannot assure you that it will be able to develop and introduce new or enhanced products in a timely and cost-effective manner. It cannot assure you that such products will satisfy customer requirements, achieve market acceptance or anticipate new industry standards and technological changes. It also cannot assure you that it will be able to respond successfully to new product announcements and introductions by competitors.

       In addition, the prices of established products decline, sometimes significantly, over time. The Company believes that to remain competitive it must continue to reduce the cost of producing and delivering existing products at the same time that it develops and introduces new or enhanced products. The Company cannot assure you that it will be able to continue to reduce the cost of its products to remain competitive.

FUTURE SOURCES OF CAPITAL

       For several years, the Company obtained significant investments from Rockwell to help satisfy its capital needs. The Company can no longer rely on these investments from Rockwell. Prior to the Distribution, the Company entered into a three-year $350 million secured revolving credit facility with Credit Suisse First Boston, as administrative agent and collateral agent, and the lenders named therein (the "Credit Facility"). The Credit Facility is available for working capital and other general corporate purposes of the Company and its subsidiaries.

       The Company believes that anticipated improved cash flows from operations resulting in part from the restructuring actions announced in September 1998 and available borrowings under the Credit Facility will be sufficient to satisfy its future research and development, capital expenditure, working capital and other financing requirements. However, the Company cannot assure you that this will occur or that the Company will have access to alternative sources of liquidity.

RESEARCH AND DEVELOPMENT EXPENSES

       The semiconductor industry requires substantial investment in research and development. To remain competitive, the Company must continue to make substantial investments in research and development to develop new and enhanced products. The Company cannot assure you that it will have sufficient resources to develop new and enhanced technologies and competitive products.

       As part of the plan it announced in September 1998 to restructure its business, the Company intends to reduce research and development expenditures in fiscal 1999 by approximately 25 percent from fiscal 1998 levels. The Company's failure to make sufficient investments in research and development programs could have a material adverse effect on the Company's business, financial condition and results of operations.

CAPITAL EXPENDITURES

       The semiconductor industry is capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive. This upgrading is required particularly as new and enhanced semiconductor processes are developed allowing for smaller, more efficient and more powerful semiconductor devices.

       The Company maintains its own manufacturing, assembly and test facilities. These facilities have required and will continue to require significant investments in manufacturing technology and equipment.

       After several years of significant capital investments to improve manufacturing capabilities, the Company expects capital expenditures in fiscal 1999 to be approximately $110 million less than in fiscal 1998. The Company cannot assure you that it will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

FLUCTUATIONS IN OPERATING RESULTS

       The Company's operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, many of which are beyond the Company's control. Such factors may include, among others:

       - the effects of competitive pricing pressures;
       - decreases in average selling prices of the Company's products;
       - production capacity levels and fluctuations in manufacturing yields;
       - availability and cost of products from the Company's suppliers;
       - the gain or loss of significant customers;
       - the Company's ability to develop, introduce and market new products and technologies on a timely basis;
       - new product and technology introductions by the Company's competitors;
       - changes in the mix of products produced and sold;
       - market acceptance of the Company's and its customers' products;
       - intellectual property disputes;

       - seasonal customer demand;
       - the timing of significant orders; and
       - the timing and extent of product development costs.

       General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing cancellations or rescheduling of orders, could also adversely affect the Company's operating results. The Company's customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements. These factors are difficult to forecast and these, as well as other factors, could materially adversely affect the Company's quarterly or annual operating results. If the Company's operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of the Company Common Stock.

CREDIT FACILITY AND RESTRICTIVE COVENANTS

       The Company and certain of its subsidiaries have entered into the Credit Facility providing for a three-year $350 million secured revolving line of credit. Substantially all of the assets of the Company and its domestic subsidiaries and the stock of the Company's domestic and foreign subsidiaries, subject to certain exceptions, have been pledged as collateral to secure repayment of the Credit Facility. The Credit Facility includes, among other things, restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to the Company and its subsidiaries. The Company also must meet certain financial tests and maintain certain financial ratios. Although the Company believes that it will be able to comply with these requirements, compliance with these requirements may restrict the Company's operating and financial flexibility. The Company cannot assure you that it will in fact be able to satisfy all of the requirements in the Credit Facility. If the Company does not satisfy the financial ratios or comply with the other covenants included in the Credit Facility, the lenders under the Credit Facility could declare all amounts owed to them due and payable and proceed against their collateral. Such a foreclosure on the collateral would have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY MATTERS

       The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, the Company has found it necessary to engage in litigation to enforce its intellectual property rights, protect the Company's trade secrets or determine the validity and scope of proprietary rights of others, including the Company's customers. The Company expects that it will be required to engage in future litigation on similar grounds.

       The Company has received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. The Company is a party to certain pending proceedings involving such claims. The Company cannot assure you (1) that it will prevail in pending actions, (2) that other actions alleging the infringement by the Company of third-party patents or the invalidity of the patents held by the Company will not be asserted or prosecuted against the Company or (3) that any assertions of infringement or actions seeking to establish the invalidity of Company-held patents will not materially and adversely affect the Company's business, financial condition and results of operations.

       Even if the Company is successful in such matters, the attempted enforcement of intellectual property rights by or against the Company could result in significant costs and diversion of the Company's resources. It could also have a material adverse effect on the Company's business, financial condition and results of operations. If claims or actions are asserted or commenced against the Company, the Company in certain situations may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. The Company cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

       The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect its proprietary technologies and processes. In addition, the Company often incorporates the intellectual property of its customers into its designs and has certain obligations with respect to the non-use and non-disclosure of such intellectual property. The Company cannot assure you (1) that the steps that it takes to prevent misappropriation or infringement of the intellectual property of the Company or its customers will be successful, (2) that any existing or future patents will not be challenged, invalidated or circumvented or (3) that any of the protective measures described above would provide meaningful protection to the Company. The failure of any patents to protect the Company's technology would make it easier for the Company's competitors to offer similar products. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization, develop similar technology independently or design around the Company's patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

       The Company has historically indemnified its customers for certain of the costs and damages of patent infringement where the Company's product is the factor creating the customer's infringement exposure. This policy generally excludes circumstances where infringement arises out of the combination of the Company's products with products of others. This indemnification policy could have a material adverse effect on the business, financial condition and results of operations of the Company, particularly in situations where the Company's products are designed for use in devices manufactured by its customers that comply with international standards. These international standards are often covered by patent rights held by competitors of the Company or its customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

       The semiconductor industry in general and the markets in which the Company competes in particular are intensely competitive. The Company currently faces significant competition in its markets and expects that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for the Company's products. The Company also anticipates that additional competitors will enter its markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain segments of the industry.

       The Company currently enjoys substantial market shares in its analog data and fax modem chipset product lines. However, as the Company pursues its diversification strategy and develops its expansion platforms, it is and will be competing in certain new markets in which it has little or no market share and where existing competitors have dominant market positions. Moreover, certain of the Company's customers offer products that compete with similar products offered by the Company.

       The Company believes that the principal competitive factors for semiconductor providers to the Company's addressed markets are:

       - product performance;
       - level of integration;
       - quality;
       - compliance with industry standards;
       - price;
       - time-to-market;
       - system cost;
       - design and engineering capabilities;
       - new product innovation; and
       - customer support.

The specific bases on which the Company competes vary by product platform.

       The Company competes with a number of U.S. and international manufacturers. Many of the Company's current and potential competitors have certain advantages, including (1) longer operating histories and presence in key markets, (2) greater name recognition, (3) access to larger customer bases and
(4) significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than the Company. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. These competitors may be able to devote greater resources to the development, promotion and sale of their products than the Company.

       These competitors also have established or may establish financial or strategic relationships among themselves or with existing or potential customers of the Company, resellers or other third parties. These relationships may affect customers' purchasing decisions.

Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. The Company cannot assure you that it will be able to compete successfully against these competitors. It also cannot assure you that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

       Due to the high-growth nature of the communications electronics industry and the "time-to-market" pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch prior to the product reaching the market, many of the Company's competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with customers of the Company. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including the Company and its competitors, to augment technical capabilities or to achieve faster time-to-market for their products than internal development.

       Consolidations by industry participants are creating entities with increased market share, customer base, technology and marketing expertise in markets in which the Company competes. These developments may significantly and adversely affect the Company's current markets, the markets the Company is seeking to serve and the Company's ability to compete successfully in such markets.

MANUFACTURING RISKS

       The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or number of die on each wafer not to function.

       The Company operates its own manufacturing, assembly and test facilities. Its facilities include three operating wafer fabrication facilities, a test and assembly facility and a module assembly facility. The Company also has arrangements with third parties, including entities outside the United States, for the production, assembly and testing of certain of its semiconductor products. The Company's assembly and test facility in Mexicali, Mexico and its international subcontract manufacturing arrangements are subject to a number of risks of operating abroad.

       The semiconductor industry is currently experiencing an excess of wafer fabrication capacity. In this environment, the Company is at a relative disadvantage when compared to some of its competitors who rely primarily on outside foundries because the Company's wafer fabrication facilities require substantial fixed costs and investment. In September 1998, the Company announced that it would close and dispose of its Colorado Springs, Colorado wafer fabrication facilities, which were distributed to Rockwell prior to the Distribution. The Company will continue to occupy the facility until April 30, 1999 pursuant to a lease from Rockwell under which the Company pays all costs of the facilities.

       The Company is also exploring wafer manufacturing alternatives, including
(1) increased use of outside foundries, (2) entering into joint ventures with respect to wafer manufacturing or (3) other actions in respect of its wafer manufacturing facilities. The Company cannot assure you that it will succeed in implementing any such alternatives.

       The Company's operations may be affected by lengthy or recurring disruptions at any of its production facilities or those of its subcontractors. These disruptions may include, without limitation, labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until the Company is able to shift the products from an affected facility or subcontractor to another facility or subcontractor.

       In the event of such delays, the Company cannot assure you that that required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if such capacity is available, the Company cannot assure you that it could be obtained on favorable terms. The inability to obtain alternate capacity on favorable terms could result in a potential loss of customers. Any inability of the Company to obtain sufficient manufacturing capacities to meet demand, either at its own facilities or through foundry or similar arrangements with others, could have a material adverse effect on the Company's business, financial condition and results of operations.

       Certain of the Company's manufacturing facilities are located near major earthquake fault lines, including the Company's Newport Beach, California wafer fabrication facility and its Mexicali, Mexico assembly and test facility. The Company maintains only minimal earthquake insurance coverage with respect to these facilities.

       The Gallium Arsenide ("GaAs") semiconductor manufacturing process used at the Company's Newbury Park, California wafer fabrication facility is highly specialized in nature. In the event of a disruption, alternate GaAs production capacity would not be readily available from third party sources. In addition, the Company is currently dependent on a single source supplier for epitaxial wafers used in its GaAs manufacturing processes. The number of qualified alternative suppliers for such wafers is limited and the process of qualifying a new epitaxial wafer supplier could require a substantial leadtime. Although the Company historically has not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for its manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on the Company's business, financial condition and results of operations.

       Any disruption of operations at the Company's Newbury Park, California wafer fabrication facility or the interruption in the supply of epitaxial wafers used in its GaAs process could have a material adverse effect on the Company's business, financial condition and results of operations, particularly with respect to the Company's Wireless Communications products.

ORDER AND SHIPMENT UNCERTAINTIES

       The Company typically makes its sales through individual purchase orders. The Company generally does not have long-term supply arrangements with its customers. The Company's customers may cancel orders until 30 days before the shipping date. In addition, the Company sells a portion of its products through distributors who have certain rights to return unsold products to the Company.

       Moreover, semiconductor companies, including the Company, routinely manufacture or purchase inventory based on estimates of customer demand for their products. However, customer demand is often difficult to predict. The Company could hold excess or obsolete inventory resulting from the cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize. This excess or obsolete inventory could have a material adverse effect on the Company's business, financial condition and results of operations. For example, in the fourth quarter of fiscal 1998, the Company made a provision for excess and obsolete inventories of $66 million due to lower anticipated demand, price declines and the obsolescence of certain products.

CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY

       The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

       The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

       The Company has recently experienced these conditions in its analog PC modem chipset business and may experience such downturns in the future. In fiscal 1998, average selling prices for the Company's Personal Computing products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and as discussed above under "-- Order and Shipment Uncertainties", in the fourth quarter, the Company made a provision for excess and obsolete inventories of $66 million. The current economic crisis in the Asia-Pacific region has exacerbated this current downturn in the Company's analog modem chipset business. This downturn has had, and any future downturns may have, a material adverse effect on the Company's business, financial condition and results of operations.

       The semiconductor industry also from time to time has experienced periods of increased demand and production capacity constraints. The Company thus may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

DEPENDENCE ON KEY PERSONNEL

       The Company's future success depends largely upon the continued service of its executive officers and other key management and technical personnel. Its success also depends on its ability to continue to attract, retain and motivate qualified personnel. The Company is dependent on key technical personnel, who represent a significant asset of the Company as the source of its technological and product innovations. The competition for such personnel is intense in the semiconductor industry. The Company cannot assure you that it will be able to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of its products.

       The Company may have difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of the Company's key employees or the Company's failure to attract, retain and motivate qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, Chairman and Chief Executive Officer of the Company, or certain key design and technical personnel, could materially and adversely affect the Company.

RISKS OF INTERNATIONAL SALES AND OPERATIONS

       For the fiscal year ended September 30, 1998, the Company made approximately 59 percent of total sales to customers located outside the United States, primarily in Japan and other Asian-Pacific countries. In addition, the Company has facilities and suppliers located outside the United States. These include its assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region.

       The Company's international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, without limitation, risks regarding:

       - currency exchange rate fluctuations;
       - local economic and political conditions;
       - disruptions of capital and trading markets;
       - restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);
       - changes in legal or regulatory requirements;
       - import or export licensing requirements,
       - limitations on the repatriation of funds;
       - difficulty in obtaining distribution and support;
       - nationalization;
       - the laws and policies of the United States affecting trade, foreign investment and loans; and
       - tax laws.

       Most of the Company's international sales are currently denominated in U.S. dollars. As a result, the Company's products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. Sales to Japan, which are denominated principally in Japanese yen, are not affected to the same extent.

       Moreover, the Company may be competitively disadvantaged relative to competitors of the Company located outside the United States (including Japan) who may benefit from a devaluation of their local currency. The Company cannot assure you that it will be able to prevent the above factors from having a material adverse effect on the Company's ability to increase or maintain its foreign sales or on its business, financial condition and results of operations.

       The current economic situation in the Asia-Pacific region has exacerbated the decline in the Company's operating performance. This economic situation has increased the uncertainty with respect to the long-term viability of certain of the Company's customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 47 percent of total Company sales in fiscal 1998.

       The Company enters into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. The Company has not experienced nor does it anticipate any material adverse effect on its results of operations or financial condition related to these foreign currency forward exchange contracts. The Company has not entered into foreign currency forward exchange contracts for other purposes. In addition, the Company's financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

INVESTMENTS, ALLIANCES AND ACQUISITIONS

       Although the Company invests significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for the Company to pursue development of all technological solutions on its own. As part of its goal to provide advanced semiconductor products and systems, the Company expects to review on an ongoing basis investment, alliance and acquisition prospects that would complement its existing product offerings, augment its market coverage or enhance its technological capabilities. However, the Company cannot assure you that it will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

       Moreover, should the Company consummate such transactions, they could result in (1) the diversion of management resources, (2) dilutive issuances of equity securities, (3) large one-time write-offs, (4) the incurrence of debt and contingent liabilities, (5) amortization of expenses related to goodwill and other intangible assets and (6) other acquisition related costs. Any of these events could materially adversely affect the Company's business, financial condition and results of operations and the price of the Company Common Stock.

       The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on the ability of the Company to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

DEMANDS ON MANAGEMENT RESOURCES

       A combination of circumstances currently presents the Company's management with a variety of challenges. In addition to implementing the Company's ongoing diversification and expansion strategy, the Company is dedicating significant managerial and other resources to implement the restructuring of the Company announced in September 1998. It is also in the process of establishing the infrastructure and systems necessary for the Company to operate as an independent public company.

       While the Company believes that it has sufficient management resources to execute each of these initiatives, it cannot assure you that it will have these resources or that such initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

       The Company uses a variety of chemicals in its manufacturing operations. It is subject to a wide range of environmental protection regulations in the United States and Mexico. While the Company has not experienced any material adverse effect on its operations as a result of such regulations, it cannot assure you that current or future regulations would not have a material adverse effect on the Company's business, financial condition and results of operations.

       In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company has been designated as a potentially responsible party ("PRP"), together with two additional PRPs who are insolvent, at one site in Parker Ford, Pennsylvania for which the Company had accrued approximately $4 million for the costs of remediation at September 30, 1998 for groundwater remediation. In addition, the Company is engaged in two other remediations of groundwater contaminations at its Newport Beach and Newbury Park, California facilities for which it had accrued approximately $5 million for the costs of remediation at September 30, 1998.

YEAR 2000 READINESS DISCLOSURE

       The Company is in the process of implementing plans to address issues related to the impact of the Year 2000 on the Company's products, business systems, infrastructure, manufacturing systems and suppliers. A five-step process is applied to each of these areas to (1) inventory all possibly affected assets, (2) assess non-compliance with Year 2000, (3) formulate a remediation strategy, (4) upgrade the system and (5) test compliance. The Company continues to evaluate the estimated costs associated with these efforts based on actual experience.

       The Company's greatest area of uncertainty centers primarily in the supplier and manufacturing areas, due to the number of equipment and materials suppliers involved and their various stages of readiness for Year 2000. In particular, the Company is dependent on semiconductor equipment manufacturers to supply the upgrades required to remediate Year 2000 issues in the manufacturing systems area and suppliers to upgrade their systems to ensure an uninterrupted supply of materials. A Year 2000-related failure by a significant equipment or materials supplier could result in the temporary slowdown of production by the Company, the duration of which the Company reasonably estimates would be not more than a few days.

       The Company believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business, financial condition and results of operations. However, the Company could be adversely impacted by the Year 2000 issues faced by major suppliers, distributors, customers, vendors and financial services organizations with which the Company interacts. In addition, the Company and the economy in general may be adversely affected by the failure of federal, state, local and international governments to address Year 2000 issues affecting their systems.

LACK OF HISTORY AS AN INDEPENDENT COMPANY

       The Company lacks an operating history as an independent company. Accordingly, the financial information incorporated into the prospectus may not necessarily reflect the results of operations, financial position and cash flows of the Company had the Company been operated independently during the periods presented. While the Company had been profitable as part of Rockwell, the Company has experienced recent operating losses and anticipates future operating losses at least in the short-term.

       The Company cannot assure you that it will return to or maintain any particular level of profitability as a stand-alone company. The Company has historically relied on Rockwell for cash investments and various financial and administrative services. After the Distribution, Rockwell will provide the Company with certain transitional services which, before the Distribution, had been provided to the Company by Rockwell. However, the Company will maintain its own sources of funding, banking relationships and administrative functions. The Company has obtained the Credit Facility providing for a three-year $350 million revolving loan facility guaranteed by each of the Company's domestic subsidiaries and secured by (1) substantially all domestic assets of the Company and its domestic subsidiaries and (2) a pledge of the stock of the Company's domestic and foreign subsidiaries, subject to certain exceptions.

NO PRIOR MARKET FOR COMPANY COMMON STOCK; VOLATILITY; POSSIBILITY OF SUBSTANTIAL SALES OF COMPANY COMMON STOCK

       Prior to December 9, 1998, when the Company Common Stock began trading on a "when-issued" basis, there was no trading market for the Company Common Stock. Beginning January 4, 1999, the Company Common Stock has been traded on a "regular way" basis on Nasdaq under the trading symbol "CNXT". As of December 31, 1998, the Company had approximately 56,000 shareowners of record.

       The trading prices of Company Common Stock may fluctuate significantly, at least until and perhaps after such stock is fully distributed and an orderly market develops. The Company cannot assure you that an active trading market in the Company Common Stock will develop or be sustained in the future.

       The marketplace will determine the prices at which shares of Company Common Stock will trade. This price may be influenced by many factors, including, among other things, (1) the Company's performance and prospects, (2) the depth and liquidity of the market for Company Common Stock, (3) investor perception of the Company and the industry in which it operates, (4) changes in earnings estimates or buy/sell recommendations by analysts, (5) general financial and other market conditions and (6) domestic and international economic conditions.

       In addition, public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company Common Stock.

       Substantially all of the shares of Company Common Stock distributed in the Distribution are eligible for immediate resale in the public market. In spin-off transactions similar to the Distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off.

       Neither Rockwell nor the Company is able to predict whether substantial amounts of Company Common Stock will be sold in the open market following the Distribution or what effect such sales may have on prices at which shares of Company Common Stock may trade. Any sales of substantial amounts of Company Common Stock in the public market during this period, or the perception that any redistribution has not been completed, could materially adversely affect the market price of Company Common Stock. The Rockwell International Corporation Savings Plan (the "Rockwell Savings Plan"), which as of December 31, 1998 held approximately 19.5 percent of the outstanding shares of Company Common Stock, provides plan participants (including employees of the Company who maintain account balances in the Rockwell Savings Plan) with the authority to determine if and when shares of

Company Common Stock held in participant accounts will be sold and reinvested in accordance with the provisions of the Rockwell Savings Plan. Under the Rockwell Savings Plan, subject to certain limitations, dispositions of Company Common Stock will be effected only at the direction and on behalf of individual participants.

CERTAIN ANTI-TAKEOVER EFFECTS

       The Company's Restated Certificate of Incorporation, as amended (the "Company Certificate"), the Company's amended By-Laws (the "Company By-Laws"), the Rights Agreement (as defined below) and the General Corporation Law of the State of Delaware (the "DGCL") contain several provisions that would make more difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. The Company Certificate and Company By-Laws include provisions such as:

       - the ability of the Company's Board of Directors to issue shares of preferred stock in one or more series without further authorization of the Company's shareowners;

       - a fair price provision;

       - a prohibition on shareowner action by written consent;

       - a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

       - a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of the Company Certificate or the Company By-Laws;

       - elimination of the right of shareowners to call a special meeting of shareowners; and

       - the division of the Company's Board of Directors into three classes to be elected on a staggered basis, one class each year.

       The Company has also entered into a rights agreement with ChaseMellon, as rights agent, dated as of November 30, 1998 (the "Rights Agreement"), which provides shareowners of the Company with certain rights that would substantially increase the cost of acquiring the Company in a transaction not approved by the Company's Board of Directors.

       In addition to the Rights Agreement and the provisions in the Company Certificate and Company By-Laws, Section 203 of the DGCL provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner. The restrictions of Section 203 of the DGCL, in certain circumstances, make it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation during that three-year period. The provisions of Section 203 of the DGCL provide that the shareowner approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareowner becoming an interested shareowner.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE DISTRIBUTION

       In connection with the Distribution, Rockwell received a tax ruling (the "Tax Ruling") from the Internal Revenue Service (the "IRS") stating that the Distribution would qualify as a tax-free reorganization within the meaning of
Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). While the Tax Ruling generally is binding on the IRS, the continuing validity of the Tax Ruling is subject to certain factual representations and assumptions. Rockwell and the Company are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

       The Tax Allocation Agreement dated as of December 31, 1998 (the "Tax Allocation Agreement") between the Company and Rockwell provides, among other things, that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless (1) required to do so by law, or (2) the other party has given its prior written consent or, in certain circumstances, (3) a supplemental ruling permitting such action is obtained. Rockwell and the Company will indemnify each other for any tax liability resulting from each entity's failure to comply with such provisions.

       The Tax Allocation Agreement also provides that the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners as a result of (1) the failure of the Distribution to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code or (2) the subsequent disqualification of the Distribution as a tax-free transaction to Rockwell under Section 361(c)(2) of the Code, if such failure or disqualification is attributable to certain post-Distribution actions by or in respect of the Company (including its subsidiaries) or its shareowners, such as the acquisition of the Company by a third party at a time and in a manner that would cause such a failure or disqualification.

       In addition, the Company effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. ("Meritor") on September 30, 1997. The Tax Allocation Agreement provides that the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain post-Distribution actions by or in respect of the Company (including its subsidiaries) or its shareowners, such as the acquisition of the Company by a third party at a time and in a manner that would cause such taxes to be incurred.

       If the Company were required to pay any of the taxes described above, such payment would have a material adverse effect on the financial position, results of operations and cash flow of the Company.

                                USE OF PROCEEDS

       Any proceeds received by the Company from the exercise of the Company Options covered by the Plan will be used for general corporate purposes. Such proceeds represent the exercise prices for the Company Options. The Company will not receive any proceeds from sales by Selling Shareowners of their Company Common Stock acquired upon exercise of their Company Options.

                    DETERMINATION OF OPTION EXERCISE PRICES

       In connection with the Distribution, Rockwell and the Company entered into an Employee Matters Agreement, dated as of December 31, 1998 (the "Employee Matters Agreement"), which provides for the adjustment of outstanding options to purchase Rockwell Common Stock ("Rockwell Options") granted under the Rockwell International Corporation 1995 Long-Term Incentives Plan (the "Rockwell 1995 LTIP"), the Rockwell International Corporation 1988 Long-Term Incentives Plan (the "Rockwell 1988 LTIP") and the Rockwell International Corporation Directors Stock Plan (the "Rockwell Directors Plan" and, together with the Rockwell 1995 LTIP and the Rockwell 1988 LTIP, the "Rockwell Option Plans").

       Pursuant to the Employee Matters Agreement, Rockwell Options held by employees of the Company or its subsidiaries (or by any director of the Company who is not also a director of Rockwell) at the time of the Distribution were replaced with Company Options to purchase shares of Company Common Stock, with the number of shares covered thereby and the exercise price per share determined pursuant to a formula designed to cause (1) the economic value of such Company Options (i.e., the difference between the aggregate fair market value of the shares of Company Common Stock subject to such options and the aggregate per share exercise price thereof) immediately after the Distribution to be the same as the economic value immediately before the Distribution of the Rockwell Options being replaced and (2) the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately before and immediately after the Distribution.

       Rockwell Options held by persons other than employees of Conexant or its subsidiaries (or by any director of the Company who is not also a director of Rockwell) at the time of the Distribution, other than those granted before January 1, 1990 or after August 31, 1998, were adjusted so that following the Distribution, each such holder holds options to purchase shares of Rockwell Common Stock and Company Common Stock. The number of shares subject to, and the exercise prices of, such options were adjusted to take into account the Distribution and to ensure that the aggregate economic value (i.e., the difference between the aggregate fair market value of the shares subject to such options and the aggregate per share exercise price thereof) of the resulting Rockwell Options and Company Options immediately after the Distribution was equal to the aggregate economic value of the Rockwell Options immediately before the Distribution.

       The Company Options resulting from these adjustments will otherwise have the same terms and conditions under the Plan as under the Rockwell Option Plans.

                                    THE PLAN

       The shares of Company Common Stock offered hereby may be acquired by participants in the Plan upon the exercise of Company Options in accordance with the terms of the Plan and the option agreements assumed by the Company.

       The following statements include summaries of certain provisions of the Plan. These statements do not purport to be complete and are qualified by reference to the provisions of the Plan, which are incorporated by reference into this prospectus.

       The Plan was adopted by the Company's Board of Directors and approved by Rockwell, as the Company's sole shareowner, on November 4, 1998 and became effective as of December 31, 1998. In connection with the Distribution, Rockwell Options granted pursuant to the Rockwell Option Plans were adjusted as described above. The Company has assumed Rockwell's obligations with respect to the resulting Company Options. The purpose of the Plan is to provide a means for the Company to perform its obligations with respect to those Company Options and, in part, to foster creation of and enhance Company shareowner value by linking the compensation of certain officers and other key employees of the Company to increases in the price of Company Common Stock, providing a means by which persons of outstanding abilities can be motivated and retained. The Plan authorizes the issuance of an aggregate number of shares of Company Common Stock (currently estimated to be approximately [12 million]) necessary to provide for the exercise of all Company Options outstanding on December 31, 1998 as a result of adjustments to Rockwell Options, as may be adjusted from time to time under the Plan. No further grants will be made under the Plan.

       Administration. The Company's Compensation and Management Development Committee (the "Committee") may exercise all responsibilities, powers and authority relating to the administration of the Plan not reserved to the Company's Board of Directors. The Committee is designated by the Board of Directors from among its members, excluding any members who hold a Company Option governed by the Plan. The Board of Directors, however, reserves the right, in its sole discretion, to exercise or authorize another committee or person to exercise some of or all the responsibilities, powers and authority vested in the Committee under the Plan.

       Participation. Participants under the Plan (the "Participants") include the following persons:

          (1) Any employee of Rockwell or its subsidiaries as of the close of business on May 31, 1996 who then held one or more outstanding Rockwell Options and who on or before the close of business on the closing date as defined in the Agreement and Plan of Merger dated as of July 31, 1996 among Rockwell, The Boeing Company ("Boeing"), and Boeing North American, Inc. ("Boeing NA") (the "Merger Closing Date") became an employee of United Space Alliance, LLC ("USA") immediately upon termination of employment (by retirement or otherwise) by Rockwell or a subsidiary corporation of Rockwell (a "Continuing USA Participant"), but only for purposes of determining such an employee's rights with respect to his or her outstanding Company Options and only so long as such employee shall remain an employee of USA and Boeing NA, Boeing or any of their respective subsidiaries shall continue to own at least 50 percent of the total ownership interests in USA;

          (2) any employee as of the opening of business on the Merger Closing Date who then held one or more outstanding Rockwell Options and who as of the close of business on that date remained or became an employee of Boeing NA, Boeing or any of their respective subsidiaries (a "Continuing Boeing Participant"), but only for purposes of determining such an employee's rights with respect to his or her outstanding Company Options and only so long as such employee shall remain an employee of Boeing NA, Boeing or any of their respective subsidiaries;

          (3) any employee as of the opening of business on September 30, 1997 (the "Meritor Distribution Date") who then held one or more outstanding Rockwell Options and who as of the close of business on that date remained or became an employee of Meritor or any of its subsidiaries (a "Continuing Meritor Participant"), but only for purposes of determining such an employee's rights with respect to his or her outstanding Company Options and only so long as such an employee shall remain an employee of Meritor or any of its subsidiaries;

          (4) any employee as of the opening of business on December 31, 1998 who then held one or more outstanding Rockwell Options and who as of the close of business on that date remained or became an employee of the Company or any of its subsidiaries (a "Continuing Company Participant"), but only for purposes of determining such an employee's rights with respect to his or her outstanding Company Options and only so long as such an employee shall remain an employee of the Company or any of its subsidiaries; and

          (5) any other person as of the close of business on December 31, 1998 who then held one or more outstanding Rockwell Options (a "Continuing Rockwell Participant"), but only for purposes of determining the rights of such person with respect to his or her outstanding Company Options and only so long as such person (or his or her legatees, heirs or permitted assigns) shall remain entitled to exercise the Company Options.

       Stock Options. The outstanding Company Options entitle the respective holders thereof to purchase such number of shares of Company Common Stock at such exercise price as has been determined pursuant to the adjustment provisions of the Employee Matters Agreement described under "Determination of Option Exercise Prices". The Company Options otherwise have the same terms and conditions as the Rockwell Options from which they are derived, except that the purchase price of the Company Common Stock with respect to which a Company Option or portion thereof is exercised cannot be paid by delivery of shares of Rockwell Common Stock but may be payable in full in cash or in shares of Company Common Stock or in a combination of cash and Company Common Stock (based on its fair market value on the date the Company Option is exercised).

       Effect of Death or Termination of Employment. If the employment by Rockwell or any of its subsidiaries of a Continuing Rockwell Participant, the service as a director of Rockwell of any non-employee director of Rockwell, the employment by USA of a Continuing USA Participant, the employment by Boeing NA, Boeing or any of their respective subsidiaries of a Continuing Boeing Participant, the employment by Meritor or any of its subsidiaries of a Continuing Meritor Participant or the employment by the Company or any of its subsidiaries of a Continuing Company Participant who (or whose permitted transferee) holds any outstanding Company Options terminates by reason of the death of such participant, the Company Options not theretofore exercised may be exercised from and after the date of the death of such participant for a period of three years (or until the expiration date of the Company Option, if earlier) even if any of them was not exercisable at the date of death.

       If a Continuing USA Participant, a Continuing Boeing Participant, a Continuing Meritor Participant or a Continuing Company Participant who (or whose permitted transferee) holds outstanding Company Options retires under a retirement plan of USA, Boeing NA, Boeing, Meritor, the Company or any of their respective subsidiaries, at any time after a portion of those Company Options has become exercisable, the Company Options not yet exercised may be exercised from and after the date upon which they are first exercisable under the terms thereof for a period of five years from the date of retirement (or until the expiration date of the Company Option, if earlier) even if any of them was not exercisable at the date of retirement.

       If a Continuing Rockwell Participant who (or whose permitted transferee) holds outstanding Company Options retires or has retired under a retirement plan of Rockwell or any of its subsidiaries at any time after a portion of those Company Options has become exercisable, or if a non-employee director of Rockwell who holds outstanding Company Options retires as a director of Rockwell after attaining age 72 or completing ten years of service as a director of Rockwell whether or not any portion of those Company Options was exercisable at the date of retirement, the Company Options not theretofore exercised may be exercised from and after the date upon which they are first exercisable under the terms thereof for a period of five years from the date of retirement (or until the expiration date of the Company Option, if earlier) even if any of them was not exercisable at the date of retirement.

       If the employment by Rockwell or any of its subsidiaries of a Continuing Rockwell Participant who was an employee prior to the close of business on December 31, 1998, the employment by USA of a Continuing USA Participant, the employment by Boeing NA, Boeing or any of their respective subsidiaries of a Continuing Boeing Participant, the employment by Meritor or its subsidiaries of a Continuing Meritor Participant or the employment by the Company or its subsidiaries of a Continuing Company Participant who (or whose permitted transferee) holds any outstanding Company Options is terminated for any reason other than death or retirement under a retirement plan of Rockwell, USA, Boeing NA, Boeing, Meritor, the Company or any of their respective subsidiaries, the Company Options not theretofore exercised may be exercised only within 90 days after the termination of such employment (or until the expiration date of the Company Option, if earlier) and only to the extent the grantee thereof (or a permitted transferee) was entitled to exercise the Company Options at the time of termination of such employment, unless and except to the extent the Committee may otherwise determine.

       Shares Deliverable. Shares of Company Common Stock which may be delivered may consist in whole or in part of unissued or reacquired shares. The Company shall bear all expenses and costs in connection with the operation of the Plan, including costs related to the purchase, issue or transfer of shares of Company Common Stock, but excluding taxes imposed on any person receiving a payment or delivery of shares under the Plan.

       Adjustments. The Board of Directors of the Company may make such amendments or adjustments or take such other actions as it may deem appropriate under the circumstances in the event of any change in or affecting the Company Common Stock on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of Company Common Stock (other than a cash dividend). These amendments, adjustments and actions may include, without limitation, changes in the number of shares of Company Common Stock which may be issued or transferred pursuant to the Plan, the number of shares of Company Common Stock subject to outstanding Company Options and the related price per share. Without limiting the generality of the foregoing, (1) if any such change in or affecting the Company Common Stock results in an increase in the number of outstanding Company shares, the number of shares of Company Common Stock remaining subject to the Plan will be proportionately increased and the price for each share of Company Common Stock then covered by an outstanding Company Option will be proportionately reduced, and (2) if any such change in or affecting the Company Common Stock results in a decrease in the number of outstanding shares of Company Common Stock, the number of shares of Company Common Stock remaining subject to the Plan will be proportionately decreased and the price for each share then covered by an outstanding Company Option will be proportionately increased.

       Amendment and Termination. The Committee has the power in its discretion to amend, suspend or terminate the Plan or Company Options subject thereto at any time except that, subject to the adjustment provisions discussed above, (1) without the consent of the person affected, no such action may cancel or reduce an outstanding Company Option other than as provided for or contemplated in the agreement evidencing the Company Option and (2) without the approval of the Company shareowners, the Committee may not (A) increase the total number of shares that may be issued or transferred pursuant to the Plan or (B) reduce the exercise price of any Company Option.

       Limited Assignability; Fractional Shares; No Rights as Shareholder. No Company Option may be assigned, pledged or transferred except (1) by will or by the laws of descent and distribution, (2) by gift to any member of the Participant's immediate family or to a trust for the benefit of one or more members of the Participant's immediate family, if permitted in the applicable agreement governing the Company Option or (3) as otherwise determined by the Committee. Each Company Option shall be exercisable during the lifetime of the

Participant to whom the Company Option was granted only by such Participant unless the Company Option has been transferred in accordance with the provisions of the applicable agreement governing that Company Option, to a member of the Participant's immediate family or a trust for the benefit of one or more members of the Participant's immediate family, in which case it shall be exercisable only by such transferee (or the legal representative of the estate or the heirs or legatees of such transferee). For purposes of this provision, the Participant's "immediate family" means the Participant's spouse and natural, adopted or step-children and grandchildren.

       No fractional shares of Company Common Stock may be issued or transferred pursuant to the Plan. If any Company Option is exercisable for a fractional share of Company Common Stock, the person entitled thereto will be paid an amount equal to the excess of the fair market value as of the date of exercise over the exercise price for any fractional share of Company Common Stock deliverable in respect of the exercise of that Company Option.

       No option holder will have the rights or privileges of a shareowner with respect to Company Common Stock subject to a Company Option until exercise of such Company Option.

       Change of Control Benefits. Notwithstanding any other provision of the Plan, if a change of control (a "Change of Control") occurs, then all Company Options then outstanding pursuant to the Plan will immediately become fully exercisable whether or not otherwise then exercisable. The following situations qualify as a Change of Control:

          (1) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20 percent or more of either (A) the then outstanding shares of Company Common Stock (the "Outstanding Company Common Stock") or
     (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this paragraph (1), the following acquisitions shall not constitute a Change of Control: (w) any acquisition directly from the Company, (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, Rockwell or any corporation controlled by the Company or Rockwell or (z) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of paragraph (3) below; or

          (2) Individuals who, as of December 31, 1998, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to that date whose election, or nomination for election by the Company's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or

          (3) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction,
     (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60 percent of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company, Rockwell or their respective subsidiaries or such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20 percent or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Corporate Transaction; or

          (4) Approval by the Company's shareowners of a complete liquidation or dissolution of the Company.

                                TAX CONSEQUENCES

       The Company has been advised by Chadbourne & Parke LLP, counsel for the Company, that under the present provisions of the Code, the principal federal income tax consequences under the Plan relating to stock options and stock "swaps" are as follows:

       Company Options covered by the Plan are either "incentive stock options" under the Code or non-qualified stock options.

       Incentive Stock Options. The grant of an incentive stock option does not result in any immediate tax consequences to the Company or the optionee. An optionee will not realize taxable income, and the Company will not be entitled to any deduction, upon the exercise of an incentive stock option if such optionee was an employee of the Company (or its parent, subsidiary or successor corporation) at all times from the date the option was granted to the day three months (or, in the case of an employee who is disabled within the meaning of Section 22(e)(3) of the Code, one year) before the date of such exercise. If an employee exercises an incentive stock option and does not dispose of the shares of stock transferred upon such exercise within the later of (1) two years after the date the option was granted and (2) one year after the issue or transfer of the shares to such employee, gain or loss realized upon disposition thereafter of such shares by the employee will be treated as long-term capital gain or loss. The excess of the fair market value of the shares at the time of exercise of the option (or, in the case of an employee subject to Section 16(b) of the Exchange Act, at the time described under Non-qualified Stock Options below) over the option price will, however, be includable in the employee's "alternative minimum taxable income" for purposes of the "alternative minimum tax" imposed on such income at the maximum rate of 28 percent by Section 55 of the Code. If the shares of stock are disposed of before the expiration of the later of the foregoing two- or one-year holding periods, the employee will realize ordinary income in the year of such disposition in an amount equal to (1) the excess of the fair market value of the shares at the time of exercise of the option (or, under applicable regulations, in the case of an employee subject to Section 16(b) of the Exchange Act, upon the expiration of the period described under Non-qualified Stock Options below) over the option price or (2) if the disposition is a taxable sale or exchange, the amount of gain realized if such amount is less than the amount determined in clause (1) above. Any gain recognized on the disposition in excess of the amount thus taxable as ordinary income will be treated as capital gain, long-term or short-term depending on whether the stock has been held for more than one year. Upon such a disposition, the Company will generally be entitled to a deduction in an amount equal to the ordinary income realized by the employee.

       If an employee was not an employee of the Company (or its parent, subsidiary or successor corporation) at all times from the date the option was granted to the day three months (or, in the case of a disabled employee, one year) before the date on which an incentive stock option is exercised, such employee will realize ordinary income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the option price, and the Company will be entitled to a deduction in the same amount. In the case of any such employee who is subject to Section 16(b) of the Exchange Act, the special rule described below in connection with non-qualified stock options will be applicable to the receipt of shares upon such exercise. Any difference between the market value used to determine the amount of includable ordinary income and the price at which the employee may subsequently sell his shares will be treated as capital gain or loss, long-term or short-term depending on the length of time the shares have been held.

       Under the present provisions of the Code, long-term capital gains are taxable at a maximum rate of 20 percent and capital losses of individual taxpayers are deductible only against capital gains and a limited amount of ordinary income.

       Non-qualified Stock Options. The grant of a non-qualified stock option has no immediate tax consequences to the Company or the employee. If an employee exercises a non-qualified stock option, such employee will, except as noted below, realize ordinary income measured by the difference between the option price and the fair market value of the shares on the date of exercise, and the Company will be entitled to a deduction in the same amount. In the case of an employee subject to Section 16(b) of the Exchange Act, such ordinary income will not be realized until the expiration of the period, if any, during which a sale of the shares could subject the employee to suit under Section 16(b), and will be measured by the fair market value of the shares at that time, unless such employee elects under Section 83(b) of the Code to realize ordinary income at the time of exercise, measured by the fair market value of the shares at that time. Any difference between such fair market value and the price at which the employee may subsequently sell such shares will be treated as capital gain or loss, long-term or short-term depending on the length of time the shares have been held. The precise application of the foregoing deferral of income realization rule under applicable rules adopted by the Commission under Section 16 of the Exchange Act is not entirely clear. It appears likely, however, that realization of income will no longer be deferred, at least unless the employee has other matching purchases of shares during the six-month period before exercise of the option, and perhaps not even then.

       Stock "Swaps". The tax consequences of the surrender of Company Common Stock in payment of the option price will vary depending upon whether the option is a non-qualified stock option or an incentive stock option, and in the latter case whether the stock surrendered was acquired upon exercise of a qualified or incentive stock option. A published ruling issued by the IRS before enactment of legislation that provided for incentive stock options (the "1981 Act"), held that if upon exercise of a non-qualified option the option price is paid in shares of stock, rather than cash, no gain or loss would be recognized upon the transfer of such shares in payment of the option price to the extent that the number of shares received was equal to the number of shares surrendered. In such case, the basis and holding period of a corresponding number of the shares received would be the same as the basis and holding period of the shares surrendered. If the shares surrendered were received upon exercise of a qualified stock option, the surrender would not constitute a disposition of such shares so as to result in realization of taxable ordinary income for failure to satisfy the holding period requirements applicable to qualified stock options. To the extent that the number of shares received upon the exercise exceeded the number of shares surrendered, the employee would realize ordinary income in an amount equal to the fair market value of such excess number of shares, and the employee's basis for such shares would be equal to such amount. Proposed regulations issued under the 1981 Act, which would be applicable to incentive stock options, would apply comparable rules if shares received upon exercise of an incentive stock option are surrendered in payment of the option price upon exercise of a non-qualified option.

       Under the proposed regulations, if upon exercise of an incentive stock option the option price is paid in shares of stock (other than shares acquired upon exercise of a qualified or incentive stock option as described below), no gain or loss will be recognized on the surrender of such shares and the basis and (except as stated below) the holding period of a corresponding number of the shares received will be the same as the basis and holding period of the shares surrendered. The basis of any additional shares received in exchange for the shares surrendered would be zero, and the holding period of such additional shares would commence at the time issued or transferred to the employee upon the exercise. The proposed regulations further provide that the disposition of any of the shares received upon exercise of the incentive stock option before the expiration of the two- or one-year holding periods described under Incentive Stock Options above will constitute a "disqualifying disposition" of such shares resulting in realization of taxable ordinary income (and capital gain) as described under Incentive Stock Options above. If only a portion of the shares received upon exercise are disposed of, the shares disposed of will be deemed to be those with the lowest tax basis. The foregoing rules contained in the proposed regulations were modified by the Technical Corrections Act of 1982, under which the surrender, in payment of the exercise price of an incentive stock option, of shares of stock acquired upon exercise of a qualified or incentive stock option before the expiration of the required holding periods applicable to such options will constitute a "disqualifying disposition" of such shares, resulting in realization of taxable ordinary income (and capital gain) as described under Incentive Stock Options above. Such recognition of income in respect of the shares surrendered will not otherwise affect the tax treatment of the incentive stock option and stock received upon exercise thereof, as described under Incentive Stock Options above.

       Since the foregoing does not purport to be a complete description of the federal income tax aspects of the benefits under the Plan, holders should consult their tax advisors on any questions they may have.

                              SELLING SHAREOWNERS

       Information regarding the Selling Shareowners, the shares of Company Common Stock beneficially owned by them, the shares of Company Common Stock offered by them through this prospectus and the shares of Company Common Stock to be beneficially owned by them after completion of the offering will be set forth in a supplement to this prospectus.

       The distribution of the shares by the Selling Shareowners is not subject to any underwriting agreement. The Selling Shareowners may sell the shares offered through this prospectus from time to time in transactions over one or more stock exchanges, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The Selling Shareowners may effect such transactions by selling the shares to or through brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareowners or the purchasers of the shares for whom such brokers or dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker or dealer might be in excess of the customary commissions). The Selling Shareowners and any brokers or dealers that participate with the

Selling Shareowners in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of Company Common Stock covered by this prospectus that also qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

       The Selling Shareowners will pay any transaction costs associated with effecting any sales that occur other than the fees and expenses incident to the registration of the shares of Company Common Stock covered by this prospectus, which will be paid by the Company.

       The Selling Shareowners are not restricted as to the price or prices at which they may sell their shares of Company Common Stock. Such shares may have an adverse effect on the market price of the Company Common Stock. Moreover, the Selling Shareowners are not restricted as to the number of shares that may be sold at any time, and it is possible that a significant number of shares could be sold at the same time, which may have an adverse effect on the market price of the Company Common Stock.

                                    EXPERTS

       The combined financial statements and related financial statement schedule of the semiconductor systems business of Rockwell incorporated by reference in this prospectus from the Form 10 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon their report given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

       The validity of the Company Common Stock offered hereby will be passed upon by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112, counsel to the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS
                            ------------------------

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       Rockwell or the Company will pay all expenses incident to the offering and sale of the Company Common Stock being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee.

                                                               AMOUNT
                                                              --------
Commission Registration Fee.................................  $ 47,121
*Costs of Printing..........................................  $ 55,000
*Legal Fees and Expenses....................................  $ 40,000
*Accounting Fees and Expenses...............................  $  5,000
*Miscellaneous Expenses.....................................  $  2,879
                                                              --------
          *Total............................................  $150,000
                                                              ========

---------------
* Estimated

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The DGCL permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. The Company Certificate provides that the Company's directors are not liable to the Company or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Company or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

       The DGCL provides for indemnification of directors, officers, employees and agents subject to certain limitations. The Company By-Laws and the appendix thereto provide for the indemnification of directors, officers, employees and agents of the Company to the extent permitted by Delaware law. It is expected that the Company's directors and officers will be insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

ITEM 16. INDEX TO EXHIBITS

4.a.1 Restated Certificate of Incorporation of the Company, filed as Exhibit 4.1 to the Company's Registration Statement on
       Form S-8 (Registration No. 333-68755), is incorporated herein by reference.
4.a.2 Amended By-Laws of the Company, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8 (Registration
       No. 333-68755), is incorporated herein by reference.
4.a.3 Specimen certificate for the Company's Common Stock, par value $1 per share, filed as Exhibit 4.3 to the Company's
       Registration Statement on Form 10, is incorporated herein by reference.
4.a.4 Rights Agreement, dated as of November 30, 1998, by and between the Company and ChaseMellon Shareholder Services,
       L.L.C. as rights agent, filed as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (Registration
       No. 333-68755), is incorporated herein by reference.
4.b.1  Conexant Systems, Inc. 1998 Stock Option Plan, filed as
       Exhibit 10.6 to the Company's Registration Statement on Form
       10, is incorporated herein by reference.
4.c.1  Forms of Stock Option Agreements under Rockwell's 1988
       Long-Term Incentives Plan for options granted prior to May
       1, 1992, filed as Exhibit 10-d-2 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1988 (File No.
       1-1035), are incorporated herein by reference.
4.c.2  Forms of Stock Option and Stock Appreciation Rights
       Agreements under Rockwell's 1988 Long-Term Incentives Plan for options and stock appreciation rights granted prior to May 1, 1992, filed as Exhibit 10-d-3 to Rockwell's Annual
       Report on Form 10-K for the year ended September 30, 1988
       (File No. 1-1035), are incorporated herein by reference.
4.c.3  Form of Stock Option Agreement under Rockwell's 1988
       Long-Term Incentives Plan for options granted after May 1,
       1992 and prior to March 1, 1993, filed as Exhibit 28-a-1 to Rockwell's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (File No. 1-1035), is incorporated herein by reference.
4.c.4  Forms of Stock Option Agreements under Rockwell's 1988
       Long-Term Incentives Plan for options granted after March 1,
       1993 and prior to November 1, 1993, filed as Exhibit 28-a to Rockwell's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 (File No. 1-1035), are incorporated herein by reference.
4.c.5  Forms of Stock Option Agreements under Rockwell's 1988
       Long-Term Incentives Plan for options granted after November
       1, 1993 and prior to December 1, 1994, filed as Exhibit
       10-d-6 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1993 (File No. 1-1035), are incorporated herein by reference.
4.c.6  Forms of Stock Option Agreements under Rockwell's 1988
       Long-Term Incentives Plan for options granted after December
       1, 1994, filed as Exhibit 10-d-7 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1994 (File No.
       1-1035), are incorporated herein by reference.
4.d.1  Forms of Stock Option Agreements under Rockwell's 1995
       Long-Term Incentives Plan for options granted prior to December 3, 1997, filed as Exhibit 10-e-2 to Rockwell's
       Annual Report on Form 10-K for the year ended September 30,
       1994 (File No. 1-1035), are incorporated herein by reference.

4.d.2  Forms of Stock Option Agreements under Rockwell's 1995
       Long-Term Incentives Plan for options granted between December 3, 1997 and August 31, 1998, filed as Exhibit
       10-b-3 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1998 (File No. 1-12383), are incorporated herein by reference.
4.d.3  Form of Stock Option Agreement under Rockwell's 1995
       Long-Term Incentives Plan for options granted on April 23,
       1998, filed as Exhibit 10-b-4 to Rockwell's Annual Report on
       Form 10-K for the year ended September 30, 1998 (File No.
       1-12383), is incorporated herein by reference.
4.d.4  Form of Stock Option Agreement under Rockwell's 1995
       Long-Term Incentives Plan for options granted on August 31,
       1998, filed as Exhibit 10-b-5 to Rockwell's Annual Report on
       Form 10-K for the year ended September 30, 1998 (File No.
       1-12383), is incorporated herein by reference.
  4.e  Form of Stock Option Agreement under Rockwell's Directors
       Stock Plan, filed as Exhibit 10-d to Rockwell's Quarterly
       Report on Form 10-Q for the quarter ended March 31, 1996
       (File No. 1-1035), is incorporated herein by reference.
4.f.1 Copy of resolution of the Board of Directors of Rockwell, adopted November 6, 1996, adjusting outstanding awards under Rockwell's (i) 1988 Long-Term Incentives Plan, (ii) 1995
       Long-Term Incentives Plan and (iii) Directors Stock Plan, filed as Exhibit 4-g-2 to Rockwell's Registration Statement on Form S-8 (Registration No. 333-17055), is incorporated herein by reference.
4.f.2 Copy of resolution of the Board of Directors of Rockwell, adopted September 3, 1997, adjusting outstanding awards under Rockwell's (i) 1988 Long-Term Incentives Plan, (ii)
       1995 Long-Term Incentives Plan and (iii) Directors Stock
       Plan, filed as Exhibit 10-e-3 to Rockwell's Annual Report on
       Form 10-K for the year ended September 30, 1997 (File No.
       1-12383), is incorporated herein by reference.
4.f.3 Copy of resolution of the Board of Directors of Rockwell, adopted December 2, 1998, adjusting outstanding awards under Rockwell's (i) 1988 Long-Term Incentives Plan, (ii) 1995
       Long-Term Incentives Plan and (iii) Directors Stock Plan.
4.f.4 Copy of resolution of the Board of Directors of Rockwell, adopted December 2, 1998, assigning to the Company outstanding options to purchase shares of Company Common
       Stock.
4.f.5 Copy of resolution of the Board of Directors of the Company, adopted November 30, 1998, assuming outstanding options to purchase shares of Company Common Stock.
    5 Opinion of Chadbourne & Parke LLP as to the legality of any newly issued shares of Company Common Stock covered by this Registration Statement.
 23.1  Consent of Deloitte & Touche LLP, independent auditors.
 23.2 Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this Registration Statement.
   24 Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of the Company, filed as Exhibit 24 to the Company's Registration Statement on Form S-8 (Registration
       No. 333-68755), is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

A. The Company hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
     Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEWPORT BEACH, STATE OF CALIFORNIA, ON THE 4TH DAY OF JANUARY, 1999.

                                           CONEXANT SYSTEMS, INC.

                                           By      /s/ DWIGHT W. DECKER
                                             -----------------------------------
                                               (DWIGHT W. DECKER, CHAIRMAN AND
                                                  CHIEF EXECUTIVE OFFICER)

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THE 4TH DAY OF JANUARY, 1999 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                  DWIGHT W. DECKER*                      Chairman of the Board and Chief Executive
                                                         Officer (principal executive officer) and
                                                                          Director
                  DONALD R. BEALL*                                        Director
                RICHARD M. BRESSLER*                                      Director
                  F. CRAIG FARRILL*                                       Director
                   JERRE L. STEAD*                                        Director
                BALAKRISHNAN S. IYER*                    Senior Vice President and Chief Financial
                                                           Officer (principal financial officer)
                 STEVEN M. THOMSON*                       Vice President and Controller (principal
                                                                    accounting officer)

*By     /s/ DWIGHT W. DECKER
    -------------------------------
          (DWIGHT W. DECKER,
          ATTORNEY-IN-FACT)**

** By authority of the power of attorney filed as Exhibit 24 to this Registration Statement.

                                 EXHIBIT INDEX

                                                                       SEQUENTIALLY
EXHIBIT                                                                   NUMBER
NUMBER                           DESCRIPTION                               PAGE
-------                          -----------                           ------------
 4.a.1   Restated Certificate of Incorporation of the Company, filed as Exhibit 4.1 to the Company's Registration Statement on
         Form S-8 (Registration No. 333-68755), is incorporated
         herein by reference.
 4.a.2   Amended By-Laws of the Company, filed as Exhibit 4.2 to the
         Company's Registration Statement on Form S-8 (Registration
         No. 333-68755), is incorporated herein by reference.
 4.a.3   Specimen certificate for the Company's Common Stock, par
         value $1 per share, filed as Exhibit 4.3 to the Company's
         Registration Statement on Form 10, is incorporated herein by reference.
 4.a.4   Rights Agreement, dated as of November 30, 1998, by and
         between the Company and ChaseMellon Shareholder Services,
         L.L.C. as rights agent, filed as Exhibit 4.4 to the
         Company's Registration Statement on Form S-8 (Registration
         No. 333-68755), is incorporated herein by reference.
 4.b.1   Conexant Systems, Inc. 1998 Stock Option Plan, filed as
         Exhibit 10.6 to the Company's Registration Statement on Form
         10, is incorporated herein by reference.
 4.c.1   Forms of Stock Option Agreements under Rockwell's 1988
         Long-Term Incentives Plan for options granted prior to May
         1, 1992, filed as Exhibit 10-d-2 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1988 (File No.
         1-1035), are incorporated herein by reference.
 4.c.2   Forms of Stock Option and Stock Appreciation Rights
         Agreements under Rockwell's 1988 Long-Term Incentives Plan for options and stock appreciation rights granted prior to
         May 1, 1992, filed as Exhibit 10-d-3 to Rockwell's Annual
         Report on Form 10-K for the year ended September 30, 1988
         (File No. 1-1035), are incorporated herein by reference.
 4.c.3   Form of Stock Option Agreement under Rockwell's 1988
         Long-Term Incentives Plan for options granted after May 1,
         1992 and prior to March 1, 1993, filed as Exhibit 28-a-1 to
         Rockwell's Quarterly Report on Form 10-Q for the quarter
         ended June 30, 1992 (File No. 1-1035), is incorporated
         herein by reference.
 4.c.4   Forms of Stock Option Agreements under Rockwell's 1988
         Long-Term Incentives Plan for options granted after March 1,
         1993 and prior to November 1, 1993, filed as Exhibit 28-a to
         Rockwell's Quarterly Report on Form 10-Q for the quarter
         ended March 31, 1993 (File No. 1-1035), are incorporated
         herein by reference.
 4.c.5   Forms of Stock Option Agreements under Rockwell's 1988
         Long-Term Incentives Plan for options granted after November
         1, 1993 and prior to December 1, 1994, filed as Exhibit
         10-d-6 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1993 (File No. 1-1035), are incorporated herein by reference.

                                                                       SEQUENTIALLY
EXHIBIT                                                                   NUMBER
NUMBER                           DESCRIPTION                               PAGE
-------                          -----------                           ------------
 4.c.6   Forms of Stock Option Agreements under Rockwell's 1988
         Long-Term Incentives Plan for options granted after December
         1, 1994, filed as Exhibit 10-d-7 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1994 (File No.
         1-1035), are incorporated herein by reference.
 4.d.1   Forms of Stock Option Agreements under Rockwell's 1995
         Long-Term Incentives Plan for options granted prior to
         December 3, 1997, filed as Exhibit 10-e-2 to Rockwell's
         Annual Report on Form 10-K for the year ended September 30,
         1994 (File No. 1-1035), are incorporated herein by
         reference.
 4.d.2   Forms of Stock Option Agreements under Rockwell's 1995
         Long-Term Incentives Plan for options granted between
         December 3, 1997 and August 31, 1998, filed as Exhibit
         10-b-3 to Rockwell's Annual Report on Form 10-K for the year ended September 30, 1998 (File No. 1-12383), are
         incorporated herein by reference.
 4.d.3   Form of Stock Option Agreement under Rockwell's 1995
         Long-Term Incentives Plan for options granted on April 23,
         1998, filed as Exhibit 10-b-4 to Rockwell's Annual Report on
         Form 10-K for the year ended September 30, 1998 (File No.
         1-12383), is incorporated herein by reference.
 4.d.4   Form of Stock Option Agreement under Rockwell's 1995
         Long-Term Incentives Plan for options granted on August 31,
         1998, filed as Exhibit 10-b-5 to Rockwell's Annual Report on
         Form 10-K for the year ended September 30, 1998 (File No.
         1-12383), is incorporated herein by reference.
   4.e   Form of Stock Option Agreement under Rockwell's Directors
         Stock Plan, filed as Exhibit 10-d to Rockwell's Quarterly
         Report on Form 10-Q for the quarter ended March 31, 1996
         (File No. 1-1035), is incorporated herein by reference.
 4.f.1   Copy of resolution of the Board of Directors of Rockwell,
         adopted November 6, 1996, adjusting outstanding awards under
         Rockwell's (i) 1988 Long-Term Incentives Plan, (ii) 1995
         Long-Term Incentives Plan and (iii) Directors Stock Plan,
         filed as Exhibit 4-g-2 to Rockwell's Registration Statement on Form S-8 (Registration No. 333-17055), is incorporated
         herein by reference.
 4.f.2   Copy of resolution of the Board of Directors of Rockwell,
         adopted September 3, 1997, adjusting outstanding awards
         under Rockwell's (i) 1988 Long-Term Incentives Plan, (ii)
         1995 Long-Term Incentives Plan and (iii) Directors Stock
         Plan, filed as Exhibit 10-e-3 to Rockwell's Annual Report on
         Form 10-K for the year ended September 30, 1997 (File No.
         1-12383), is incorporated herein by reference.
 4.f.3   Copy of resolution of the Board of Directors of Rockwell,
         adopted December 2, 1998, adjusting outstanding awards under
         Rockwell's (i) 1988 Long-Term Incentives Plan, (ii) 1995
         Long-Term Incentives Plan and (iii) Directors Stock Plan.
 4.f.4   Copy of resolution of the Board of Directors of Rockwell,
         adopted December 2, 1998, assigning to the Company
         outstanding options to purchase shares of Company Common
         Stock.
 4.f.5   Copy of resolution of the Board of Directors of the Company, adopted November 30, 1998, assuming outstanding options to purchase shares of Company Common Stock.

                                                                       SEQUENTIALLY
EXHIBIT                                                                   NUMBER
NUMBER                           DESCRIPTION                               PAGE
-------                          -----------                           ------------
     5   Opinion of Chadbourne & Parke LLP as to the legality of any newly issued shares of Company Common Stock covered by this
         Registration Statement.
  23.1   Consent of Deloitte & Touche LLP, independent auditors.
  23.2   Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this Registration Statement.
    24   Power of Attorney authorizing certain persons to sign this
         Registration Statement on behalf of certain directors and
         officers of the Company, filed as Exhibit 24 to the
         Company's Registration Statement on Form S-8 (Registration
         No. 333-68755), is incorporated herein by reference.